Filed Pursuant to Rule 424(b)(3)
Registration No. 333-177963

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 13 DATED OCTOBER 1, 2014
TO THE PROSPECTUS DATED MARCH 31, 2014

This supplement No. 13 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No.13 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of September 30, 2014;
•the status of our offering;
•the status of our share repurchase plan; and
•the recent share pricing information.
Components of NAV
The following table provides a breakdown of the major components of our share price as of September 30, 2014:

	September 30, 2014
Component of NAV	Class A Shares	Class M Shares	Class M-I Shares	Class D Shares
Real estate investments (1)	$328,904,000	$461,662,000	$1,743,000	$59,887,000
Debt	(149,672,000)	(210,085,000)	(793,000)	(27,252,000)
Other assets and liabilities, net	10,955,000	15,377,000	58,000	1,994,000
Estimated enterprise value premium	None Assumed	None Assumed	None Assumed	None Assumed
NAV	$190,187,000	$266,954,000	$1,008,000	$34,629,000
Number of outstanding shares	18,259,344	25,570,007	96,525	3,320,683
NAV per share	$10.42	$10.44	$10.44	$10.43

(1)	The value of our real estate investments was less than the historical cost by approximately 3.9% as of September 30, 2014.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of September 30, 2014:

	Apartment	Industrial	Office	Retail	Other (2)	Total Company
Exit capitalization rate	6.94%	6.44%	6.63%	6.59%	N/A	6.66%
Discount rate/internal rate of return (IRR)	8.25	7.34	7.70	7.25	8.75%	7.72
Annual market rent growth rate	2.79	3.03	3.17	3.31	3.89	3.09
Holding period (years)	10.00	10.00	10.00	10.00	35.00	12.00

(2)	The Other category includes South Beach Parking Garage which is subject to a ground lease. The appraisal of the garage incorporated discounted cash flows over the remaining term of the ground lease.
While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, an increase in the weighted-average discount rate/internal rate of return (IRR) used as of September 30, 2014 of 0.25% would yield a decrease in our total real estate investment value of 1.70% and our NAV per share class would have been $10.11, $10.13, $10.13 and $10.12 for Class A, Class M, Class M-I, and Class D respectively.

Status of the Offering
We commenced our initial public offering of up to $3,000,000,000 in shares of common stock on October 1, 2012, of which $2,700,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.
As of September 30, 2014, we have received aggregate gross proceeds of approximately $227,163,000 including $186,364,000 from the sale of 18,102,506 Class A shares and $40,799,000 from the sale of 3,980,096 Class M shares pursuant to our primary offering. As of September 30, 2014, there were $2,472,837,000 in shares of our common stock in our primary offering available for sale. As of September 30, 2014, we have received approximately $5,529,000 pursuant to our dividend reinvestment plan, including $4,369,000 from the sale of 425,430 Class A shares and $1,160,000 from the sale of 112,508 Class M shares. As of September 30, 2014, there were $294,471,000 in shares of our common stock available for sale pursuant to our dividend reinvestment plan.
We are structured as an externally managed, non-listed, daily valued perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will sell shares of our common stock on a continuous basis and for an indefinite period of time. This offering was originally for a period of two years with, pursuant to the terms of our prospectus, an opportunity to extend for one additional year.  We have elected to extend the offering one additional year to October 1, 2015. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Since the beginning of 2012, we have raised a total of $319,302,000 through our ongoing public and various private offerings, as well as our dividend reinvestment plan.  As of September 30, 2014, our total Company NAV across all share classes was $492,778,000.

Share Repurchase Plan Status
During the quarter ended September 30, 2014, we redeemed 118,095 and 116,277 Class A and M shares, respectively, for a total of approximately $1,234,000 and $1,217,000 for Class A and M shares, respectively, pursuant to our share repurchase plan. Class A and M shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from October 1, 2014 through December 31, 2014 are limited to approximately $24,639,000 which is the lesser of (1) 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter, or $24,639,000, and (2) 25% of the gross offering proceeds received by us from the commencement of this offering through the last business day of the prior calendar quarter, or $62,389,000.

Recent Share Pricing Information

Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from September 1 to September 30, 2014, for all of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class M-I (1)	Class D (1)
September 2, 2014	$10.46	$10.49	$10.50	—
September 3, 2014	$10.46	$10.50	$10.50	—
September 4, 2014	$10.46	$10.50	$10.50	—
September 5, 2014	$10.46	$10.50	$10.50	—
September 8, 2014	$10.46	$10.50	$10.51	—
September 9, 2014	$10.48	$10.51	$10.52	—
September 10, 2014	$10.48	$10.51	$10.52	—
September 11, 2014	$10.48	$10.52	$10.52	—
September 12, 2014	$10.48	$10.52	$10.52	—
September 15, 2014	$10.48	$10.52	$10.53	—
September 16, 2014	$10.48	$10.52	$10.53	—
September 17, 2014	$10.48	$10.52	$10.53	—
September 18, 2014	$10.48	$10.52	$10.53	—
September 19, 2014	$10.48	$10.52	$10.53	—
September 22, 2014	$10.49	$10.53	$10.53	—
September 23, 2014	$10.49	$10.53	$10.54	—
September 24, 2014	$10.49	$10.53	$10.54	—
September 25, 2014	$10.50	$10.54	$10.55	$10.54
September 26, 2014	$10.50	$10.54	$10.55	$10.53
September 29, 2014	$10.50	$10.54	$10.55	$10.54
September 30, 2014	$10.42	$10.44	$10.44	$10.43

(1) Shares of Class A-I, Class M-I and Class D common stock are currently being offered pursuant to a private placement offering. No shares of Class A-I are issued and outstanding. The purchase price for the initial sale of Class A-I shares will be equal to the NAV per share for our Class M shares of common stock, as is determined on the day the initial subscriptions are processed and accepted, plus applicable selling commissions.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each class is (1) posted on our website, www.JLLIPT.com, and (2) made available on our toll-free, automated telephone line, (855) 652-0277.